UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 17)1

Rockwell Medical, Inc.

(Name of Issuer)

Common Stock, par value 0.0001 per share

(Title of Class of Securities)

774374102

(CUSIP Number)

DAVID S. RICHMONd

richmond brothers, Inc.

3568 Wildwood Avenue

Jackson, Michigan 49202

(517) 435-4040

GUY P. LANDER

CARTER LEDYARD & MILBURN LLP

28 LIBERTY STREET, NEW YORK, NY 10005

212-732-3200

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 11, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

1	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 774374102

1	NAME OF REPORTING PERSON Richmond Brothers, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION MICHIGAN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,100
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE VOTING POWER 17,100
	10	SHARED DISPOSITIVE POWER 38,410

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,510
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IA, CO

CUSIP No. 774374102

1	NAME OF REPORTING PERSON RBI Private Investment I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,894
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE VOTING POWER 5,894
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,894
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 774374102

1	NAME OF REPORTING PERSON RBI Private Investment II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,498
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE VOTING POWER 3,498
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,498
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 774374102

1	NAME OF REPORTING PERSON The RBI Opportunities Fund, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE VOTING POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 774374102

1	NAME OF REPORTING PERSON The RBI Opportunities Fund II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE VOTING POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 774374102

1	NAME OF REPORTING PERSON RBI PI Manager, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,392
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE VOTING POWER 9,392
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,392
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 774374102

1	NAME OF REPORTING PERSON Richmond Brothers 401(k) Profit Sharing Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION MICHIGAN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,558
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE VOTING POWER 10,558
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,558
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON EP

CUSIP No. 774374102

1	NAME OF REPORTING PERSON David S. Richmond
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,544
	8	SHARED VOTING POWER 28,332
	9	SOLE DISPOSITIVE VOTING POWER 13,544
	10	SHARED DISPOSITIVE POWER 70,894

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,438
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 774374102

1	NAME OF REPORTING PERSON Matthew J. Curfman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 27,668
	9	SOLE DISPOSITIVE VOTING POWER - 0 -
	10	SHARED DISPOSITIVE POWER 66,068

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,068
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 774374102

The following constitutes Amendment No. 17 to the Schedule 13D filed by the undersigned (“Amendment No. 17”). This Amendment No. 17 amends the Schedule 13D Item 5. As set forth below, as a result of the Issuer issuing approximately 14,000,000 Shares, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Shares on July 11, 2023. The filing of this Amendment No. 17 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

Item 1.	Security and Issuer.

No material change.

Item 2.	Identity and Background.

No material change.

Item 3.	Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.	Purpose of Transaction.

No material change.

Item 5.	Interest in Securities of the Issuer.

Item 5 to Schedule 13D is hereby amended and restated, in pertinent part, as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 28,489,663 Shares outstanding as of July 11, 2023, which is the total number of Shares outstanding based on information contained in the Issuer’s Form 8-K as filed with the Securities and Exchange Commission on July 11, 2023. The Reporting Persons beneficially own those Shares as follows

A.	Richmond Brothers

(a)	As of the date hereof, Richmond Brothers directly beneficially owned 17,100 Shares, and an additional 38,410 Shares were held in the Separately Managed Accounts. As the investment advisor to the Separately Managed Accounts, Richmond Brothers may also be deemed the beneficial owner of the 55,510 Shares held in the Separately Managed Accounts.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 17,100
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 17,100
4. Shared power to dispose or direct the disposition: 38,410

B.	RBI PI

(a)	As of the date hereof, RBI PI beneficially owned 5,894 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 5,894 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 5,894 4. Shared power to dispose or direct the disposition: 0

CUSIP No. 774374102

C.	RBI PII

(a)	As of the date hereof, RBI PII beneficially owned 3,498 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 3,498 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 3,498 4. Shared power to dispose or direct the disposition: 0

D.	RBI Opportunities

(a)	As of the date hereof, RBI Opportunities beneficially owned 0 Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

E.	RBI Opportunities II

(a)	As of the date hereof, RBI Opportunities II beneficially owned 0 Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

CUSIP No. 774374102

F.	RBI Manager

(a)	As the manager of RBI PI, RBI PII, RBI Opportunities and RBI Opportunities II, RBI Manager may be deemed the beneficial owner of the (i) 5,894 Shares owned by RBI PI, (ii) 3,498 Shares owned by RBI PII, (iii) 0 Shares beneficially owned by RBI Opportunities and (iv) 0 Shares beneficially owned by RBI Opportunities II.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 9,392 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 9,392 4. Shared power to dispose or direct the disposition: 0

G.	RBI Plan

(a)	As of the date hereof, the RBI Plan beneficially owned 10,558 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 10,558
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 10,558
4. Shared power to dispose or direct the disposition: 0

H.	Mr. Richmond

(a)	As of the date hereof, Mr. Richmond beneficially owned 84,438 Shares, including 674 Shares directly owned by his spouse. As the Chairman of Richmond Brothers, manager of RBI Manager and a trustee of the RBI Plan, Mr. Richmond may also be deemed the beneficial owner of the (i) 17,100 Shares owned directly by Richmond Brothers, (ii) 38,410 Shares held in the Separately Managed Accounts, (iii) 5,894 Shares owned by RBI PI, (iv) 3,498 Shares owned by RBI PII, (v) 0 Shares beneficially owned by RBI Opportunities, (vi) 0 Shares beneficially owned by RBI Opportunities II and (vii) 10,558 Shares owned by the RBI Plan.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 13,544
2. Shared power to vote or direct vote: 28,332
3. Sole power to dispose or direct the disposition: 13,544
4. Shared power to dispose or direct the disposition: 70,894

CUSIP No. 774374102

I.	Mr. Curfman

(a)	As of the date hereof, Mr. Curfman beneficially owned 66,068 Shares. As the President of Richmond Brothers and a trustee of the RBI Plan, Mr. Curfman may also be deemed the beneficial owner of the (i) 17,100 Shares owned directly by Richmond Brothers, (ii) 38,410 Shares held in the Separately Managed Accounts and (iii) 10,558 Shares owned by the RBI Plan.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 27,668
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 66,068

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any Shares he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.

(c)	The transactions in the securities of the Issuer by the Reporting Persons during the past sixty days are set forth in Schedule A and are incorporated herein by reference. Such transactions were effected in the open market.

(e)	Each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Shares on July 11, 2023.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

No material change.

CUSIP No. 774374102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 6, 2023

Richmond Brothers, Inc.

By:	/s/ David S. Richmond
	Name:	David S. Richmond
	Title:	Chairman

RBI Private Investment I, LLC

By:	RBI PI Manager, LLC
Manager

By:	/s/ David S. Richmond
	Name:	David S. Richmond
	Title:	Manager

RBI Private Investment II, LLC

By:	RBI PI Manager, LLC
Manager

By:	/s/ David S. Richmond
	Name:	David S. Richmond
	Title:	Manager

The RBI Opportunities Fund, LLC

By:	RBI PI Manager, LLC
Manager

By:	/s/ David S. Richmond
	Name:	David S. Richmond
	Title:	Manager

CUSIP No. 774374102

The RBI Opportunities Fund II, LLC

By:	RBI PI Manager, LLC
Manager

By:	/s/ David S. Richmond
	Name:	David S. Richmond
	Title:	Manager

By:	RBI PI Manager, LLC

By:	/s/ David S. Richmond
	Name:	David S. Richmond
	Title:	Manager

By:	Richmond Brothers 401(k) Profit Sharing Plan

By:	/s/ David S. Richmond
	Name:	David S. Richmond
	Title:	Trustee

/s/ David S. Richmond
David S. Richmond

/s/ Matthew J. Curfman
Matthew J. Curfman

CUSIP No. 774374102

SCHEDULE A

Transactions in the Securities of the Issuer During the past sixty days

    Richmond Brothers, Inc.
(Through the Separately Managed Accounts)

Action	Price ($)	Quantity	Net Amnt	Trade Date
Sell	2.39000	-84.00000	200.76	08/29/2023
Sell	2.36230	-271.50000	636.40	08/28/2023
Sell	2.41130	-275.00000	663.10	08/23/2023
Sell	2.26970	-143.00000	319.62	08/22/2023
Sell	2.26040	-271.50000	608.74	08/21/2023
Sell	2.25000	-302.00000	679.49	08/18/2023
Sell	2.21000	-242.00000	534.81	08/17/2023
Sell	2.20810	-104.00000	229.64	08/17/2023
Sell	2.20370	-146.00000	321.74	08/17/2023
Sell	2.81010	-155.00000	430.62	08/09/2023
Sell	3.11430	-59.00000	183.74	08/08/2023
Sell	3.11500	-23.00000	71.65	08/08/2023
Sell	3.11140	-14.00000	43.56	08/08/2023
Sell	3.01840	-79.00000	238.45	08/07/2023
Sell	3.01500	-198.00000	596.97	08/07/2023
Sell	3.05690	-151.00000	461.59	08/07/2023
Sell	3.32000	-108.00000	353.61	08/03/2023
Sell	3.40000	-453.00000	1,540.18	08/03/2023
Sell	3.32170	-116.00000	380.37	08/03/2023
Sell	3.62230	-27.00000	97.80	07/26/2023
Sell	3.49050	-467.00000	1,630.04	07/25/2023
Sell	3.63170	-2.00000	7.26	07/24/2023
Sell	4.03610	-433.00000	1,747.61	07/17/2023
Sell	5.85500	-404.00000	2,365.40	07/10/2023
Sell	5.87030	-239.00000	1,402.98	07/10/2023
Sell	5.88010	-338.00000	1,987.45	07/10/2023
Sell	5.81000	-82.00000	476.42	07/10/2023
Sell	5.73000	-6.00000	34.38	07/10/2023
Sell	5.77800	-380.00000	2,195.62	07/10/2023
Sell	5.87000	-272.00000	1,596.62	07/10/2023
Sell	5.68000	-310.00000	1,755.83	07/07/2023
Sell	5.29270	-201.00000	1,063.82	07/06/2023
Sell	5.32230	-27.00000	143.70	07/06/2023

Richmond Brothers 401(K) profit sharing plaN

Action	Price ($)	Quantity	Net Amnt	Trade Date
Buy	2.46000	73.00000	-179.58	08/23/2023